EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	HAPL Leasing Co., Inc., a New York corporation

2.	Hometown Threads, LLC, a Delaware limited liability company

3.	Hirsch Business Concepts, LLC, a Delaware limited liability company

4.	Sedeco, Inc., a Texas corporation

5.	SSE Acquisition Corp., a Delaware Corporation

6.	Graphic Arts Acquisition Corp. , a Delaware Corporation